Press Release
[Graphic omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications


                                                 Date:  September 24, 2003
                                 For more information:  +31 75 659 57 20



Ahold completes sale of operation in Paraguay

Zaandam, The Netherlands, September 24, 2003 -- Ahold today announced it has successfully completed the sale of its 100% interest in Supermercados Stock S.A. to A.J. Vierci.

This transaction is limited to Ahold's supermarket activities in Paraguay. A.J. Vierci is owner and managing director of Grupo A.J. Vierci. Grupo A.J. Vierci currently operates media, industry and trade businesses in Paraguay.

The divestment of Supermercados Stock S.A. is part of Ahold's strategic plan to restructure its portfolio, to divest consistently underperforming assets, and to concentrate on its mature and most stable markets.

Supermercados Stock S.A. operated 10 supermarkets at year-end 2002 and has been part of Ahold's portfolio since 1998. At year-end 2002, the company was a subsidiary of Santa Isabel S.A. in Chile and employs approximately 800 employees.


Ahold Corporate Communications: +31.75.659.57.20



                                                  Albert Heijnweg 1 Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302